UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Psychemedics Corp

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

744375205

(CUSIP Number)

PETER H. KAMIN

2720 Donald Ross Road, #311

Palm Beach Gardens, FL 33410

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744375205

1	NAME OF REPORTING PERSON

PETER H. KAMIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		624,737 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

624,737 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

624,737 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%
14	TYPE OF REPORTING PERSON

IN

(1) Includes 218,728 shares of Common Stock held by the Peter H. Kamin Revocable Trust dated February 2003, of which Peter H. Kamin (“Kamin”) is the sole trustee, 146,998 shares of Common Stock held by the Peter H. Kamin Childrens Trust dated March 1997 of which Kamin is the trustee, and 44,980 shares of Common Stock held by 3K Limited Partnership, of which Kamin is the General Partner.

2

CUSIP No. 744375205

1	NAME OF REPORTING PERSON

G3 Investment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,181
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 744375205

1	NAME OF REPORTING PERSON

Darius G. Nevin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,181
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 744375205

1	NAME OF REPORTING PERSON

Kathryn Benesh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 744375205

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Peter H. Kamin (“Mr. Kamin”), with respect to the Shares directly and beneficially owned by him;
(ii)	G3 Investment Holdings LLC (“G3 Investment”), a Florida limited liability company, with respect to the Shares directly and beneficially owned by it;
(iii)	Darius G. Nevin (“Mr. Nevin”), as a member of G3 Investment with respect to the Shares directly and beneficially owned by him and as a nominee for the board of directors (the “Board”);
(iv)	Kathryn M. Benesh (“Ms. Benesh”), as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal place of business of Mr. Kamin is 2720 Donald Ross Road, Unit #311, Palm Beach Gardens, Florida 33410. The address of the principal place of business for G3 Investment is 3850 Hollywood Blvd., Suite #204 Hollywood, Florida 33021. The address of the principal place of business for Mr. Nevin is 2980 McFarlane Road, Suite 200, Miami, Florida 33133. The address of the principal place of business of Ms. Benesh is 3155 Huntington Circle N. Washington, Michigan 48094.

(c)       The principal occupation of Mr. Kamin is investing securities. The principal purpose of G3 Investment is investing securities. The principal occupation of Mr. Nevin is serving as a member of G3 Capital Partners LLC and G3 Investment. Ms. Benesh is currently retired from full-time employment.

(d)       The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding.

(e)       None of the Reporting Persons described herein have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(f)       Mr. Kamin, Ms. Benesh and Mr. Nevin are each citizens of the United States of America. G3 Investment is incorporated in the state of Florida.

6

CUSIP No. 744375205

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

All of the Shares held by Mr. Kamin to which this Statement relates were purchased using the personal funds of Mr. Kamin in open market purchases. The aggregate amount of funds used for the purchase of the securities held by Mr. Kamin reported herein was approximately $4,294,068 excluding commissions. The shares held by G3 Investment were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 25,181 Shares owned by G3 Investment is approximately $201,048, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

Mr. Kamin has recently engaged with the Issuer’s Board of Directors (the “Board”) regarding the nomination of himself and two other candidates. Mr. Kamin is encouraged by the cooperative nature of the discussions to date and is hopeful that a mutually agreeable resolution regarding the composition of the Issuer’s Board will soon be reached.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 5,590,656 Shares outstanding as of March 24, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2022.

As of the close of business on the date hereof, Mr. Kamin may be deemed to beneficially own 624,737 Shares, constituting approximately 11.2% of the Shares outstanding.

As of the close of business on the date hereof, G3 Investment directly beneficially owns 25,181 Shares, constituting less than 1% of the Shares outstanding. Mr. Nevin, as a member of G3 Investment, may be deemed to beneficially own the 25,181 Shares directly beneficially owned by G3 Investment.

(c)       The Reporting Persons have not entered into any transactions in the Shares since the filing of the Amendment No. 4 to the Schedule 13D.

7

CUSIP No. 744375205

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

On May 6, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed, to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies for the election of Mr. Nevin and Ms. Benesh, or any other person(s) nominated by Mr. Kamin (the “Solicitation”), and (c) Mr. Kamin agreed to bear all pre-approved expenses incurred in connection with the Solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Mr. Kamin has signed separated letter agreements (the “Indemnification Agreements”) with Mr. Nevin and Ms. Benesh pursuant to which Kamin has agreed to indemnify each of Mr. Nevin and Ms. Benesh against claims arising from the Solicitation and any related transactions. A form of the Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Mr. Nevin and Ms. Benesh have each granted Mr. Kamin powers of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the Solicitation. A form of the POA is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing and Solicitation Agreement by and among 3K Limited Partnership, the Peter H. Kamin Revocable Trust dated February 2003, the Peter H. Kamin Childrens Trust dated March 1997, Peter H. Kamin, G3 Investment Holdings, LLC, Darius G. Nevin and Kathryn M. Benesh, dated May 6, 2022.
99.2	Form of Indemnification Letter Agreement.
99.3	Form of Power of Attorney Letter Agreement.

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CUSIP No. 744375205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2022

/s/ Peter H. Kamin
Peter H. Kamin

G3 Investment Holdings, LLC

By:	/s/ Darius G. Nevin
	Name:	Darius G. Nevin
	Title:	Member

/s/ Darius G. Nevin
Darius G. Nevin

/s/ Kathryn M. Benesh
Kathryn M. Benesh

9